Syllaby

Dear investors,

This past year was extremely challenging due to VC monies drying up as they became a lot more cautious, Avatar technology hit a snag and we had to pivot our flagship product in order to refocus on our core users needs, invest every penny we raised into our new strategies, which fortunately paid off and helped us grow to 4000 subscribers, recruited and expanded our workforce (not an easy task at all), and garnered more media attention (see annual report). All of this to say that we have not let you all down as we truly appreciate you believing in our team and mission. THANK YOU!

We need your help!

Refer investors, spread the word for wider market reach, help with PR as PR is expensive and usually just money maker for middlemen. Increasing our user base is our primary goal, so if our investor can promote our product across their social media channels, it would lead to a more successful market adoption. Our investors are also encouraged to use our product and give us honest feedback how we can improve it.

Sincerely,

Ehsan Gharadjedaghi

CFO/COO

Paul Armstrong

CEO

How did we do this year?

REPORT CARD

B+

☺ The Good

Pivoting flagship product focus

Raising funds

Cost management

☹ The Bad

Churn moderate and stickiness is light

VC funds have dried up; depsite best efforts have not been able to secure large investment

Lack of technical talents to hire at moderate budget

2024 At a Glance

January 1 to December 31



$677,475 **+12%**

Revenue



-$380,488 **[543%]**

Net Loss



$50,843

Short Term Debt



$309,995

Raised in 2024



$211,000

Cash on Hand
As of 02/29/24

INCOME   BALANCE   NARRATIVE

● Revenues   ● Profit



$603,724

$677,475



2023   2024

Net Margin: -56%   Gross Margin: 60%   Return on Assets: -460%   Earnings per Share: -$0.03

Revenue per Employee: $45,165   Cash to Assets: 100%   Revenue to Receivables: ~   Debt Ratio: 435%



📄 Syllaby_Financial_Report.docx__1_.pdf   📄 Syllaby_GAAP_Financial_Report_2024_FINAL.pdf

We ❤️ Our 101 Investors

Thank You For Believing In Us

Jasiel Moreno	Tom Wright	Mirko Turrina	Tim Miller	Leonard Grover	Hatem Rowaihy
Hrvoje Galić	Adel Ali Al-Malki	Stephen Jonesyoung	Beau Sterling	Ryan Birchley	Jerome Russ
Roderick Herron	Hady Maakaroun	Garrett Barnes	Harilaos Parashis	XAOS Finance	Cooper Camak
Vinamra Singhania	Hasan Sarwar	Ryan Woehlert	Andrew Andreasen	Alejandro Barajas	David Stockwell
Robert Fetchko	Jagadeesan…	Narinder Singh	Susan Chorrushi Patino	Gentian Berisha	Tim Scales
Toby Machell	Marco Pereira	N S	Ar Raheem…	Daniel Zielinski	Mc Kinley Melton
Geo Yu	David Armstrong	Nicholas Curry	Jash Dela Cruz	Asmaa Rashid	Michael Brennan
Olga Bautina	Brad Treyes	Allen Sacks	Kristina Seefeldt	Darla Estelle Priest	Didac Fernandez…
Dena Lu	Jose Alfonso Ortiz	John Banta	David Pinto Diez	Joseph Ferraro	Jorge Vila
Andrew Nosworthy	Winston Dequina	Hazem Kanaan	Wolfgang Weith	Adam Dahman	Richard Cardona
Matt DiMaio	Anthony Mastropiero	Shenette Frazier	Jatari Jackson	Fazal Khan	Shirley Gesalta
Jonathan Small	Tim Scales	Teri McCready	Randolph Gingeleski	Sonja Aneskavich	Sherri Pulcino
David O'Malley	Oscar Fung	Robert Barnes	Cindy Dang	Chandler Boyce	Paul Wesner
Andy Nos	Anissa Bouderraoui	Talia BOMBOLA	Ryan Quintana	Gary Guwe	Rishi Mehta
Vlad Pintea-Gärtner	Nishant Shivdas…	Veronica Baljak	Rebecca Bush	Gomez Iker	Bashar Hantouli
Steven Projansky					

Thank You!

From the Syllaby Team



Austin Armstrong [in]

CEO

I am a nationally recognized thought leader in vertical video marketing, I have built a million dollar business with no college degree, I have a social media...



Ehsan Gharadjedaghi [in]

CFO/COO

Built a non-profit mental health service organization from ground up to $2M state and county contracting. Thriving private practice as clinical psychologist....



Anand Butani [in]

CTO

Anand recently served as AI/ML Product Manager at Dell (computers) where he helped launch 3 internal AI/ML products for catalog optimization, sales & suppl...

Details

The Board of Directors

Director	Occupation	Joined
Anand Butani	CTO @ Syllaby	2023
Paul Armstrong	CEO @ Syllaby	2023
Ehsan Gharadjedaghi	CFO @ Syllaby	2023

Officers

Officer	Title	Joined
Anand Butani	CTO	2023
Paul Armstrong	CEO	2023
Ehsan Gharadjedaghi	CFO	2023

Voting Power ❓

Holder	Securities Held	Voting Power
Anand Butani	480 Common stock	32.0%
Paul Armstrong	570 Common stock	38.0%
Ehsan Gharadjedaghi	450 Common stock	30.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
08/2023	$25,000	Safe	Regulation D, Rule 506(b)
01/2024	$50,000		Section 4(a)(2)
01/2024	$50,000		Regulation D, Rule 506(b)
02/2024	$26,000		Section 4(a)(2)
05/2024	$25,000	Safe	Section 4(a)(2)
05/2024	$25,000	Safe	Section 4(a)(2)
09/2024	$83,995		4(a)(6)
09/2024	$25,000	Safe	Section 4(a)(2)
12/2024	$25,000		Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Note Outstanding

Convertible Note Outstanding

Issued	Amount	Interest	Discount	Valuation Cap	Maturity
01/22/2024	$50,000 ❓	6.0%	0.0%	None	01/21/2027
01/25/2024	$50,000 ❓	6.0%	7.0%	$10,000,000	01/25/2027
02/22/2024	$26,000 ❓	7.0%	0.0%	None	04/17/2027
12/05/2024	$25,000 ❓	6.0%	0.0%	None	12/04/2027

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,500	1,500	Yes
Common	14,800,000	13,421,053	

Warrants: 0
Options: 671

Form C Risks:

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Regulatory impositions from governmental authorities might introduce stringent conditions and limitations that could negatively affect the demand for our products. Regulations concerning our products or services at federal, state, or local levels may potentially escalate our expenses and service pricing, adversely impact our revenue and profitability, and put the financial feasibility of our business at risk. Alterations to international, state, and local legislations pertaining to privacy, client data, integration of collaborators or their data usage, as well as modifications to payment systems or partnership requirements, could all lead to unfavorable consequences.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the

Company or its actions.

We could face substantial competition in our markets, including emerging competition from other businesses. Our competitors span across various companies in the United States and internationally. Many of these competitors are significantly larger, more established, have enduring customer and potential partner relationships, enjoy greater brand recognition, and possess or may have access to considerably more extensive financial and marketing resources. If we fail to effectively compete with these rivals, our business, financial situation, and operational results may suffer negative impacts.

You possess minimal historical financial information and operational outcomes to assess our business and its potential. Consequently, it is crucial to evaluate our prospects while acknowledging the nascent stage of our enterprise in a swiftly changing market.

The company is partially dependent on third-party AI engines such as Open AI, Google, etc. Depending on how the AI industry changes or adapts, we will need to follow suit.

In no way should the content herein be considered as a guarantee of our future performance. Our capacity to generate revenue in the future is contingent on numerous factors, many of which are outside our control. These elements encompass market adoption rates for our products, regulatory changes, and broader economic trends. Given these factors, it is impossible for us to accurately predict our future revenues, if any.

Our product's market might be smaller than anticipated, potentially leading to lower-than-expected revenue generation. We cannot guarantee that the market for our product aligns with our expectations. Moreover, numerous factors may prevent us from attaining the desired unit cost, such as competitor pricing, general economic conditions, and market dynamics.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial

Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value

of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our

financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Syllaby, Inc

Delaware Corporation
Organized January 2023
15 employees
201 W Main Street
Durham NC 27701 https://syllaby.io

Business Description

Refer to the Syllaby profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Syllaby is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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